SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                           Commission File Number 1-10360

                          NOTIFICATION OF LATE FILING

     (Check One):       Form 10-K  X    Form 11-K     Form 20-F     Form 10-Q
                                   --            --            --            --
 Form N-SAR
         For Period Ended:          December 31, 1998
                                    -----------------
 Transition Report on Form 10-K             Transition Report on Form 10-Q
 Transition Report on Form 20-F             Transition Report on Form N-SAR
 Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                                CRIIMI MAE Inc.
                           -------------------------
                            Full name of registrant


                           -------------------------
                           Former name if applicable

                              11200 Rockville Pike
           ---------------------------------------------------------
           Address of principal executive office (Street and number)

                           Rockville, Maryland 20852
                           -------------------------
                            City, state and zip code

                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    ---        (a)       The reasons  described in reasonable detail in Part III
                         of  this   form   could  not  be   eliminated   without
                         unreasonable effort or expense;
     X
    ---        (b)       The  subject   annual   report,   semi-annual   report,
                         transition  report  on Form  10-K,  20-F,  11-K or Form
                         N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ---       (c)       The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE
         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period: On October 5, 1998, the registrant and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. As a result of issues associated with the bankruptcy, the registrant has not been able to obtain certain information related to the value of its assets. Such information is necessary to complete its financial statements. As a result, the Company will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 on or before March 31, 1999. The registrant expects to file the Form 10-K on or before April 15, 1999.

                                     PART IV
                                OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification:

              David Iannarone                (301)              231-0354
              ----------------------------------------------------------------
             (Name)                        (Area code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  Yes  X     No
                         ---       ---
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?     Yes  X     No
                         ---       ---
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

                                 CRIIMI MAE Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: /s/ March 31, 1999           By: /s/ Cynthia O. Azzara
      ------------------               ---------------------
                                       Cynthia O. Azzara
                                       Senior Vice President and Chief
                                         Financial Officer

                                  Attachment A



It is anticipated that the earnings statement for the year ended December 31, 1998 will reflect a significant change in results of operations from the corresponding period for the last fiscal year primarily due to losses incurred on certain hedge and purchase commitments and expenses associated with the bankruptcy. However, the Company has not been able to obtain certain information related to the value of its assets. Such information is necessary to complete its financial statements.